April 1, 1999

Mr. Jim Budge
United States Securities and Exchange Commission
Washington, D.C. 20549

                              Re: Regen Enviornmental Group Inc.
                                  CIK 0001075313
                                  File #0-25263

Dear Mr. Budge:

The Company wishes to withdraw its Form 10SB-12G Exchange Act registration statement filed February 3, 1999, bearing File #0-25263, for the purpose of making necessary revisions to the financial statements contained therein. The Company also notes that it submitted, using a correspondence form type via EDGAR, a request to withdraw a Form 10 registration statement filed on January 15, 1999 which, we understand, does not appear on commission records because a non-public submission type was used in that request. However, the Company intended to withdraw that statement which was given the same file number as that filed on February 3, 1999.

Thus, we understand that with the submission of this letter, both registration statements previously filed will be withdrawn.

Yours faithfully,



Peter Moulinos, Esq.
(212) 265-4600 x326